Exhibit 99.432

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in this Registration Statement of Nextech AR Solutions Corp. on Form 40-F/A of our report dated March 22, 2022 with respect to our audit of the consolidated financial statements of Nextech AR Solutions Corp. for the years ended December 31, 2021 and December 31, 2020 being filed with the United States Securities and Exchange Commission.

/s/ Marcum LLP

Marcum LLP

San Francisco, California

March 28, 2022